UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
MarketAxess Holdings Inc.

(Name of Issuer)
Common Stock, par value $0.003 per share

(Title of Class of Securities)
57060D108

(CUSIP Number)
Frederic D. Fenton
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VI, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,976,558 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,976,558 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,976,558 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes 2,282,028 shares of Common Stock and Warrants immediately exercisable for a total of 694,530 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		23,441 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,441 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

23,441 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5. This includes 17,971 shares of Common Stock and Warrants immediately exercisable for a total of 5,470 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		3,007,485 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,007,485 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5. This includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes Series B Preferred Stock immediately convertible into 3,500,000 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,007,485 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		9,874 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,007,485 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,874 SHARES OF COMMON STOCK (B)

WITH	10	SHARED DISPOSITIVE POWER:

3,007,485 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,017,359 SHARES OF COMMON STOCK (A)(B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5. This includes 2,309,947 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock.
(B) Please see Item 5. Includes 2,462 shares of restricted Common Stock and options immediately exercisable to acquire 7,412 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of voting common stock, par value $0.003 per share (the “Common Stock”), of MarketAxess Holdings Inc., a Delaware corporation (“MarketAxess” or the “Company”). The Company’s principal executive offices are located at 140 Broadway, 42nd Floor, New York, NY 10005.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (2), TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”), (3) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”) (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”), (7) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (8) William J.G. Griffith IV (“Mr. Griffith”), and (9) Robert W. Trudeau (“Mr. Trudeau”). TCV VI, Member Fund, Management VI, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
Management VI is the sole general partner of TCV VI and a general partner of Member Fund. The address of the principal business and office of each of TCV VI, Member Fund and Management VI is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith and Mr. Trudeau (collectively the “Management VI Members”) are the Class A Members of Management VI. The Management VI Members are each United States citizens. The present principal occupation of each is as a venture capital investor. The business address of each of the Management VI Members is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Not applicable.
ITEM 4. PURPOSE OF TRANSACTION.
Pursuant to the terms of the Securities Purchase Agreement, dated June 2, 2008, by and among MarketAxess, TCV VI and Member Fund (the “Securities Purchase Agreement”), TCV VI and Member Fund purchased (i) 34,726.525983 shares and 273.474017 shares, respectively, of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.001 per share, and (ii) warrants to purchase 694,530 shares and 5,470 shares, respectively, of Common Stock at an exercise price of $10.00 per share (the “Warrants”). All of the outstanding shares of the Series B Preferred Stock held by TCV VI and Member Fund automatically converted into 3,499,999 shares of Common Stock on January 24, 2011 (including the receipt of cash in lieu of fractional shares) in accordance with the terms of the Certificate of Designation of Series B Preferred Stock of the Company (the “Certificate of Designation”).
The Certificate of Designation provides that the holders of a majority of the Series B Preferred Stock have the right to elect one member of the Company’s Board of Directors for so long as 17,500 shares of Series B Preferred Stock remain outstanding (the “Series B Director”). On July 15, 2008, Robert W. Trudeau, a member of Management VI, was elected by the TCV VI and Member Fund, as the holders of a majority of the Series B Preferred Stock, to the Company’s Board of Directors as the Series B Director. Following the automatic conversion of the Series B Preferred Stock into Common Stock, TCV VI and Member Fund are no longer entitled to elect the Series B Director pursuant to the Certificate of Designation. However, the Securities Purchase Agreement provides that, in the event that TCV VI and Member Fund are no longer entitled to elect the Series B Director pursuant to the Certificate of Designation, TCV VI and Member Fund will have the right to nominate for election (and the Company has agreed that the Company’s Board of Directors will elect) one member to the Company’s Board of Directors for so long as TCV VI and Member Fund beneficially own at least 1,750,000 shares of Common Stock (excluding shares of Common Stock issuable upon the exercise of the Warrants).
Between July 15, 2008 and July 30, 2010, Mr. Trudeau was awarded 13,326 shares of restricted Common Stock and options to acquire 7,412 shares of Common Stock by the Company pursuant to the Company’s 2004 Incentive Plan (as amended and restated effective April 28, 2006) in Mr. Trudeau’s capacity as a member of the Company’s Board of Directors. 10,864 of those restricted shares of Common Stock were subsequently transferred by Mr. Trudeau to Management VI and are now reported on this statement as held directly by Management VI. Mr. Trudeau has sole voting and dispositive power over the remaining 2,462 shares of restricted Common Stock and options to acquire 7,412 shares of Common Stock, however, Management VI owns 100% of the pecuniary interest therein.
The Reporting Persons acquired the Common Stock and the Warrants for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, make purchases permitted under the Securities Purchase Agreement and acquire additional shares of Common Stock from the Company or third parties, exercise all or a portion of the Warrants, and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell, exchange or dispose all or a portion of the Common Stock, Warrants and/or Common Stock issued upon exercise of the Warrants, in the open market, in privately negotiated transactions to the Company or third parties or through distributions to their respective partners, in change of control transactions or tender offers, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above and in the Schedule 13D relating to the Common Stock filed on June 12, 2008, as amended on July 17, 2008 (which is incorporated by reference herein), the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on February 18, 2011, TCV VI, Member Fund, Management VI and the Management VI Members owned directly and/or indirectly the following shares:

Name of Reporting Person	Number of Total Shares		Percentage of Outstanding Shares(*)
TCV VI	2,976,558(	1)	8.5%
Member Fund	23,441(	2)	Less than 1%
Management VI	3,007,485(	3)(**)	8.6%
Mr. Hoag	3,007,485(	3)(**)	8.6%
Mr. Kimball	3,007,485(	3)(**)	8.6%
Mr. Drew	3,007,485(	3)(**)	8.6%
Mr. Reynolds	3,007,485(	3)(**)	8.6%
Mr. Griffith	3,007,485(	3)(**)	8.6%
Mr. Trudeau	3,017,359(	4)(**)	8.6%

(*)	all percentages in this table are based on (i) 30,927,791 shares of Common Stock of the Company outstanding as of October 27, 2010 as provided in the Form 10-Q filed by the Company with the Securities and Exchange Commission on October 28, 2010, plus (ii) 3,499,999 shares of Common Stock issued upon the conversion of all of the outstanding the Series B Preferred Stock held by TCV VI and Member Fund on January 24, 2011, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes 2,282,028 shares of Common Stock and Warrants immediately exercisable for a total of 694,530 shares of Common Stock.

(2)	Includes 17,971 shares of Common Stock and Warrants immediately exercisable for a total of 5,470 shares of Common Stock.

(3)	Includes 2,307,485 shares of Common Stock and Warrants immediately exercisable for a total of 700,000 shares of Common Stock. Includes 7,486 of the shares of Common Stock held by Management VI that were previously held directly by Mr. Trudeau that were transferred to Management VI, but excludes 2,462 directly held by Mr. Trudeau

(4)	Includes 2,309,947 shares of Common Stock, Warrants immediately exercisable for a total of 700,000 shares of Common Stock and options immediately exercisable for 7,412 shares of Common Stock. 2,462 of the shares of Common Stock and the options to acquire 7,412 shares of Common Stock are directly held by Mr. Trudeau. Mr. Trudeau has sole voting and dispositive power over the shares; however, Management VI owns 100% of the pecuniary interest therein.
Each of TCV VI and Member Fund has the sole power to dispose or direct the disposition of the Common Stock and Warrants which it holds directly, and will have the sole power to dispose or direct the disposition of the shares of Common Stock acquired upon exercise of its respective Warrants, or pursuant to purchases permitted under the Securities Purchase Agreement, if any, made by it. Each of TCV VI and Member Fund has the sole power to vote or direct the vote of its respective Shares and will have the sole power to vote or direct the vote the Common Stock acquired upon exercise of its respective Warrants, or pursuant to purchases permitted under the Securities Purchase Agreement, if any, made by it.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VI and Member Fund and have the sole power to direct the vote of the shares held by TCV VI and Member Fund. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
The Management VI Members are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI and Member Fund and the shared power to direct the vote of the shares held by TCV VI and Member Fund. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI, TCV VI and Member Fund except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Securities or underlying Common Stock owned beneficially or of record by any other Reporting Person.
(c). On January 24, 2011, all of the outstanding shares of the Series B Preferred Stock held by TCV VI and Member Fund automatically converted into 3,499,999 shares of Common Stock (including the receipt of cash in lieu of a fractional share) in accordance with the terms of the Certificate of Designation.
On February 15, 2011 the Reporting Persons sold the following shares of Common Stock in a privately negotiated transaction with a broker-dealer:

Name of Reporting Person	Number of Shares	Price Per Share
TCV VI	1,190,624	$20.57
Member Fund	9,376	$20.57
On February 15, 2011 the Reporting Persons sold the following shares of Common Stock in broker’s transactions:

Name of Reporting Person	Number of Shares	Price Per Share
Management VI	678	$20.845
Management VI	2,700	$20.85
Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities or the underlying Common Stock.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The summaries of certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Investor Rights Agreement, the Warrants and the Stockholders Rights Agreement in Item 4 of Amendment No. 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on July 17, 2008 (“Amendment No. 1”) are hereby incorporated by reference. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the Investor Rights Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)

Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 18, 2011

TCV VI, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 2 Securities Purchase Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 3 Certificate of Designation of Series B Preferred Stock of MarketAxess Holdings Inc. (incorporated by reference from Exhibit 3 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 4 Investor Rights Agreement, dated June 2, 2008, among MarketAxess Holdings Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 4 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 5 Form of Warrant to Purchase Common Stock of MarketAxess Holdings Inc., issued to TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference from Exhibit 5 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 6 Stockholders Rights Agreement, dated June 2, 2008, between MarketAxess Holdings Inc. and American Stock Transfer & Trust Company (incorporated by reference from Exhibit 6 to Schedule 13D relating to the common stock of MarketAxess Holdings Inc. filed on June 12, 2008)
Exhibit 7 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)